UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D
                                  (Amendment No. 7)

                  Under the Securities Exchange Act of 1934

                Aerospace Creditors Liquidating Trust (ARO.P)

                              (Name of Issuer)

                        Units of Beneficial Interest

                       (Title of Class of Securities)

                            CUSIP No. 008017105
                               (CUSIP Number)

                                 Thomas F. Steyer
                   Farallon Capital Management, L.L.C.
                       One Maritime Plaza, Suite 1325
                         San Francisco, California  94111
                               (415) 421-2132

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 11,1997

          (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
          Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

               PAGE

                            SCHEDULE 13D

          CUSIP NO. 008017105

          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Farallon Capital Partners, L.P.

          2    Check the Appropriate Box if a Member of a Group*

               (a)

               (b) /x/

          3    SEC Use Only

          4    Source of Funds*

               WC, 00

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization

               California

               Number of Shares Beneficially Owned By Each
               Reporting Person With

          7    Sole Voting Power

               -0-

          8    Shared Voting Power

               535,583

          9    Sole Dispositive Power

               -0-

          10   Shared Dispositive Power

               535,583

          11 Aggregate Amount Beneficially Owned By Each Report-ing Person

               535,583

          12   Check Box if the Aggregate Amount in Row (11)
               Excludes Certain Shares*

          13   Percent of Class Represented by Amount in Row (11)

               16.2%

          14   Type of Reporting Person*

               PN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

          CUSIP NO. 008017105

          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Farallon Capital Institutional Partners, L.P.

          2    Check the Appropriate Box if a Member of a Group*

               (a)

               (b) /x/

          3    SEC Use Only

          4    Source of Funds*

               WC

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization

               California

               Number of Shares Beneficially Owned By Each
               Reporting Person With

          7    Sole Voting Power

               -0-

          8    Shared Voting Power

               538,532

          9    Sole Dispositive Power

               -0-

          10   Shared Dispositive Power

               538,532

          11   Aggregate Amount Beneficially Owned By Each
               Reporting Person

               538,532

          12   Check Box if the Aggregate Amount in Row (11)
               Excludes Certain Shares*

          13   Percent of Class Represented by Amount in Row (11)

               16.3

          14   Type of Reporting Person*

               PN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


          CUSIP NO. 008017105

          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Farallon Capital Institutional Partners II, L.P.

          2    Check the Appropriate Box if a Member of a Group*

               (a)

               (b) /x/

          3    SEC Use Only

          4    Source of Funds*

               WC

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization

               California

               Number of Shares Beneficially Owned By Each
               Reporting Person With

          7    Sole Voting Power

               -0-

          8    Shared Voting Power

               205,135

          9    Sole Dispositive Power

               -0-

          10   Shared Dispositive Power

               205,135

          11 Aggregate Amount Beneficially Owned By Each Report-ing Person

               205,135

          12   Check Box if the Aggregate Amount in Row (11)
               Excludes Certain Shares*

          13   Percent of Class Represented by Amount in Row (11)

               6.2%

          14   Type of Reporting Person*

               PN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


          CUSIP NO. 008017105

          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Farallon Capital Institutional Partners III, L.P.

          2    Check the Appropriate Box if a Member of a Group*

               (a)

               (b) /x/

          3    SEC Use Only

          4    Source of Funds*

               WC

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization

               Delaware

               Number of Shares Beneficially Owned By Each
               Reporting Person With

          7    Sole Voting Power

               -0-

          8    Shared Voting Power

               43,100

          9    Sole Dispositive Power

               -0-

          10   Shared Dispositive Power

               43,100

          11 Aggregate Amount Beneficially Owned By Each Report-ing Person

               43,100

          12   Check Box if the Aggregate Amount in Row (11)
               Excludes Certain Shares*

          13   Percent of Class Represented by Amount in Row (11)

               1.3%

          14   Type of Reporting Person*

               PN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


          CUSIP NO. 008017105

          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Tinicum Partners, L.P.

          2    Check the Appropriate Box if a Member of a Group*

               (a)

               (b) /x/

          3    SEC Use Only

          4    Source of Funds*

               WC, 00

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization

               New York

               Number of Shares Beneficially Owned By Each
               Reporting Person With

          7    Sole Voting Power

               -0-

          8    Shared Voting Power

               79,090

          9    Sole Dispositive Power

               -0-

          10   Shared Dispositive Power

               79,090

          11   Aggregate Amount Beneficially Owned By Each
               Reporting Person

               79,090

          12   Check Box if the Aggregate Amount in Row (11)
               Excludes Certain Shares*

          13   Percent of Class Represented by Amount in Row (11)

               2.4%

          14   Type of Reporting Person*

               PN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

          CUSIP NO. 008017105

          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Farallon Capital Management, L.L.C.

          2    Check the Appropriate Box if a Member of a Group*

               (a)

               (b) /x/

          3    SEC Use Only

          4    Source of Funds*

               00

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization

               Delaware

               Number of Shares Beneficially Owned By Each
               Reporting Person With

          7    Sole Voting Power

               -0-

          8    Shared Voting Power

               91,601

          9    Sole Dispositive Power

               -0-

          10   Shared Dispositive Power

               91,601

          11   Aggregate Amount Beneficially Owned By Each
               Reporting Person

               91,601

          12   Check Box if the Aggregate Amount in Row (11)
               Excludes Certain Shares*


          13   Percent of Class Represented by Amount in Row (11)

               2.8%

          14   Type of Reporting Person*

               IA, 00

                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

          CUSIP NO. 008017105

          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Farallon Partners, L.L.C.

          2    Check the Appropriate Box if a Member of a Group*

               (a)

               (b) /x/

          3    SEC Use Only

          4    Source of Funds*

               AF

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization

               Delaware

               Number of Shares Beneficially Owned By Each
               Reporting Person With

          7    Sole Voting Power

               -0-

          8    Shared Voting Power

               1,401,440

          9    Sole Dispositive Power

               -0-

          10   Shared Dispositive Power

               1,401,440

          11   Aggregate Amount Beneficially Owned By Each
               Reporting Person

               1,401,440

          12   Check Box if the Aggregate Amount in Row (11)
               Excludes Certain Shares*

          13   Percent of Class Represented by Amount in Row (11)

               42.5%

          14   Type of Reporting Person*

               00

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

               PAGE

                            SCHEDULE 13D


          CUSIP NO. 008017105

          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Enrique H. Boilini

          2    Check the Appropriate Box if a Member of a Group*

               (a)

               (b) /x/

          3    SEC Use Only

          4    Source of Funds*

               AF, 00

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization

               Argentina

               Number of Shares Beneficially Owned By Each
               Reporting Person With

          7    Sole Voting Power

               -0-

          8    Shared Voting Power

               1,493,041

          9    Sole Dispositive Power

               -0-

          10   Shared Dispositive Power

               1,493,041

          11   Aggregate Amount Beneficially Owned By Each
               Reporting Person

               1,493,041

          12   Check Box if the Aggregate Amount in Row (11)
               Excludes Certain Shares*

          13   Percent of Class Represented by Amount in Row (11)

               45.3%

          14   Type of Reporting Person*

               IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            SCHEDULE 13D


          CUSIP NO. 008017105

          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               David I. Cohen

          2    Check the Appropriate Box if a Member of a Group*

               (a)

               (b) /x/

          3    SEC Use Only

          4    Source of Funds*

               AF, 00

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization

               South Africa

               Number of Shares Beneficially Owned By Each
               Reporting Person With

          7    Sole Voting Power

               -0-

          8    Shared Voting Power

               1,493,041

          9    Sole Dispositive Power

               -0-

          10   Shared Dispositive Power

               1,493,041

          11   Aggregate Amount Beneficially Owned By Each
               Reporting Person

               1,493,041

          12   Check Box if the Aggregate Amount in Row (11)
               Excludes Certain Shares*

          13   Percent of Class Represented by Amount in Row (11)

               45.3%

          14   Type of Reporting Person*

               IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

          CUSIP NO. 008017105

          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Joseph F. Downes

          2    Check the Appropriate Box if a Member of a Group*

               (a)

               (b) /x/

          3    SEC Use Only

          4    Source of Funds*

               AF, 00

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization

               United States

               Number of Shares Beneficially Owned By Each
               Reporting Person With

          7    Sole Voting Power

               -0-

          8    Shared Voting Power

               1,493,041

          9    Sole Dispositive Power

               -0-

          10   Shared Dispositive Power

               1,493,041

          11   Aggregate Amount Beneficially Owned By Each
               Reporting Person

               1,493,041

          12   Check Box if the Aggregate Amount in Row (11)
               Excludes Certain Shares*

          13   Percent of Class Represented by Amount in Row (11)

               45.3%

          14   Type of Reporting Person*

               IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

               PAGE

                                 SCHEDULE 13D

          CUSIP NO. 008017105

          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Fleur E. Fairman

          2    Check the Appropriate Box if a Member of a Group*

               (a)

               (b) /x/

          3    SEC Use Only

          4    Source of Funds*

               AF

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization

               United States

               Number of Shares Beneficially Owned By Each
               Reporting Person With

          7    Sole Voting Power

               -0-

          8    Shared Voting Power

               1,401,440

          9    Sole Dispositive Power

               -0-

          10   Shared Dispositive Power

               1,401,440

          11   Aggregate Amount Beneficially Owned By Each
               Reporting Person

               1,401,440

          12   Check Box if the Aggregate Amount in Row (11)
               Excludes Certain Shares*

          13   Percent of Class Represented by Amount in Row (11)

               42.5%

          14   Type of Reporting Person*

               IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            SCHEDULE 13D



          CUSIP NO. 008017105

          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Jason M. Fish

          2    Check the Appropriate Box if a Member of a Group*

               (a)

               (b) /x/

          3    SEC Use Only

          4    Source of Funds*

               AF, 00

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization

               United States

               Number of Shares Beneficially Owned By Each
               Reporting Person With

          7    Sole Voting Power

               -0-

          8    Shared Voting Power

               1,493,041

          9    Sole Dispositive Power

               -0-

          10   Shared Dispositive Power

               1,493,041

          11   Aggregate Amount Beneficially Owned By Each
               Reporting Person

               1,493,041

          12   Check Box if the Aggregate Amount in Row (11)
               Excludes Certain Shares*

          13   Percent of Class Represented by Amount in Row (11)

               45.3%

          14   Type of Reporting Person*

               IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

               PAGE

                                  SCHEDULE 13D


          CUSIP NO. 008017105

          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Andrew B. Fremder

          2    Check the Appropriate Box if a Member of a Group*

               (a)

               (b) /x/

          3    SEC Use Only

          4    Source of Funds*

               AF, 00

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization

               United States

               Number of Shares Beneficially Owned By Each
               Reporting Person With

          7    Sole Voting Power

               -0-

          8    Shared Voting Power

               1,493,041

          9    Sole Dispositive Power

               -0-

          10   Shared Dispositive Power

               1,493,041

          11   Aggregate Amount Beneficially Owned By Each
               Reporting Person

               1,493,041

          12   Check Box if the Aggregate Amount in Row (11)
               Excludes Certain Shares*

          13   Percent of Class Represented by Amount in Row (11)

               45.3%

          14   Type of Reporting Person*

               IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

               PAGE

                                  SCHEDULE 13D

          CUSIP NO. 008017105

          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               William F. Mellin

          2    Check the Appropriate Box if a Member of a Group*

               (a)

               (b) /x/

          3    SEC Use Only

          4    Source of Funds*

               AF, 00

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization

               United States

               Number of Shares Beneficially Owned By Each
               Reporting Person With

          7    Sole Voting Power

               -0-

          8    Shared Voting Power

               1,493,041

          9    Sole Dispositive Power

               -0-

          10   Shared Dispositive Power

               1,493,041

          11   Aggregate Amount Beneficially Owned By Each
               Reporting Person

               1,493,041

          12   Check Box if the Aggregate Amount in Row (11)
               Excludes Certain Shares*

          13   Percent of Class Represented by Amount in Row (11)

               45.3%

          14   Type of Reporting Person*

               IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


          CUSIP NO. 008017105

          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Stephen L. Millham

          2    Check the Appropriate Box if a Member of a Group*

               (a)

               (b) /x/

          3    SEC Use Only

          4    Source of Funds*

               AF, 00

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization

               United States

               Number of Shares Beneficially Owned By Each
               Reporting Person With

          7    Sole Voting Power

               -0-

          8    Shared Voting Power

               1,493,041

          9    Sole Dispositive Power

               -0-

          10   Shared Dispositive Power

               1,493,041

          11   Aggregate Amount Beneficially Owned By Each
               Reporting Person

               1,493,041

          12   Check Box if the Aggregate Amount in Row (11)
               Excludes Certain Shares*

          13   Percent of Class Represented by Amount in Row (11)

               45.3%

          14   Type of Reporting Person*

               IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       SCHEDULE 13D

          CUSIP NO. 008017105

          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Meridee A. Moore

          2    Check the Appropriate Box if a Member of a Group*

               (a)

               (b) /x/

          3    SEC Use Only

          4    Source of Funds*

               AF, 00


          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization

               United States

               Number of Shares Beneficially Owned By Each
               Reporting Person With

          7    Sole Voting Power

               -0-

          8    Shared Voting Power

               1,493,041

          9    Sole Dispositive Power

               -0-

          10   Shared Dispositive Power

               1,493,041

          11   Aggregate Amount Beneficially Owned By Each
               Reporting Person

               1,493,041

          12   Check Box if the Aggregate Amount in Row (11)
               Excludes Certain Shares*

          13   Percent of Class Represented by Amount in Row (11)

               45.3%

          14   Type of Reporting Person*

               IN

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!


               PAGE

                            SCHEDULE 13D

          CUSIP NO. 008017105

          1    Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

               Thomas F. Steyer

          2    Check the Appropriate Box if a Member of a Group*

               (a)

               (b) /x/

          3    SEC Use Only

          4    Source of Funds*

               AF, 00

          5    Check Box if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

          6    Citizenship or Place of Organization

               United States

               Number of Shares Beneficially Owned By Each
               Reporting Person With

          7    Sole Voting Power

               -0-

          8    Shared Voting Power

               1,493,041

          9    Sole Dispositive Power

               -0-

          10   Shared Dispositive Power

               1,493,041

          11 Aggregate Amount Beneficially Owned By Each Report-ing Person

               1,493,041

          12   Check Box if the Aggregate Amount in Row (11)
               Excludes Certain Shares*

          13   Percent of Class Represented by Amount in Row (11)

               45.3%

          14   Type of Reporting Person*

               IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

           This Amendment No. 7 to Schedule 13D amends the
          Schedule 13D initially filed on December 16, 1993
          (collectively, together with all amendments thereto, the "Schedule 13D").

          Item 2.  Identity and Background

               (a) This statement is filed by: (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Units held by it; (ii) Farallon Capital Institutional Partners, L.P., a Califor-nia limited partnership ("FCIP"), with respect to the Units held by it; (iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Units held by it; (iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Units held by it, (v) Tinicum Partners, L.P., a New York limited partnership ("Tinicum", collectively with FCP, FCIP, FCIP II, and FCIP III the "Partner-ships"), with respect to the Units held by it;
          (vi) Farallon Capital Management, L.L.C., a Delaware limited liability company ("FCMLLC"), with respect to the Units held by certain accounts managed by FCMLLC, the "Managed Accounts"); (vii) Farallon Partners, L.L.C., a Delaware limited liability company ("FPLLC") with respect to the Units held by each of the entities named in (i) through (v) above; (viii) each of Enrique H. Boilini ("Boilini"), David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"), Andrew B. Fremder ("Fremder"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Meridee A. Moore ("Moore") and Thomas F. Steyer ("Steyer"), with respect to the Units held by each of the entities named in (i) through (vi) above; and (ix) Fleur E. Fairman ("Fairman") with respect to the Units held by each of the entities named in (i) through (v) above (FCP, FCIP, FCIP II, FCIP III, Tinicum, FCMLLC, FPLLC, Boilini,

               PAGE

     Cohen, Downes, Fairman, Fish, Fremder, Mellin,
          Millham, Moore and Steyer shall collectively be referred to hereafter as the "Reporting Persons".)

               The name, address, principal business, state of organization, executive officers, directors and controlling persons of FCMLLC and FPLLC are set forth on Annex 1 hereto. The Units reported hereby for FCP,
          FCIP, FCIP II, FCIP III, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Units. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owners of all such Units other than the Units owned by the Managed
          Accounts. FCMLLC may be deemed to be the beneficial owner of all such Units owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Units.

                (b) The address of the principal business and principal office of the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco,
          California  94111.

                (c)    The principal business of each of the
          Partnerships is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of FPLLC is to act as the general partner (the "General Partner") of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

               PAGE

           (d) None of the Partnerships, FCMLLC, FPLLC, or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) None of the Partnerships, FCMLLC, FPLLC, or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibit ing or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3. Source and Amount of Funds and Other Consider-ation.

               The net investment cost (including commissions) is $37,362 for the 8,900 Units acquired by FCP since the filing of the prior Schedule 13D, $16,740 for the 4,000 Units acquired by FCIP since the filing of the prior
          Schedule 13D and $180,373 for the 43,100 Units acquired by FCIP III since the filing of the prior Schedule 13D.

               The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II, FCIP III and the Managed Accounts from working capital;
          and (ii) with respect to FCP and Tinicum, from working capital and/or from borrowings pursuant to separate revolving credit agreements (the "Credit Agreements") entered into by each of FCP and Tinicum with ING (U.S.) Capital Corporation ("ING"). It is not possible to determine the amount of borrowings, if any, used to acquire the Units.

          Item 4.  Purpose of the Transaction.

               PAGE

          The purpose of the acquisition of the Units is for investment, and the acquisitions of the Units by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

               Although no Reporting Person has any specific plan or proposal to acquire or dispose of Units consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Units or dispose of any or all of its Units depending upon an ongoing evaluation of the investment in the Units, prevailing market conditions, other investment opportuni ties, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Units which it may hold at any point in time.

               Although the acquisitions were made for investment and not for the purpose of acquiring control of the Company, the Units held, whether taken alone or taken together with any Units acquired in the future, may, as a result of the voting rights associated with such Unit ownership, affect control of the Company.

               Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

               Other than as described above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instruc-

          tions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

               PAGE

          Item 5.  Interest in Securities of the Issuer.

               A.     Farallon Capital Partners, L.P.

                      (a),(b)     The information set forth in
          Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
          FCP is incorporated herein by reference.   The percentage
          amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 3,298,782 Units outstanding as of February 25, 1997 reported by the Company in its Form 10K for the period ended December 31, 1996.

                      (c)     The trading dates, number of Units
          purchased or sold and the price per Unit for all purchases and sales of the Units in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                      (d)     FPLLC as General Partner has the
          power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Units. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

                      (e)     Not applicable.

                B.    Farallon Capital Institutional Partners, L.P.

                      (a),(b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

                      (c)     The trading dates, number of Units
          purchased or sold and the price per Unit for all purchases and sales of the Units in the past 60 days are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                      (d)     FPLLC as General Partner has the
          power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Units. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

                      (e)     Not applicable.

                C.  Farallon Capital Institutional Partners II,
          L.P.

               PAGE

              (a),(b)  The information set forth in Rows
          7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

                      (c)     There have been no transactions in
          the Units in the last 60 days

                      (d)     FPLLC as General Partner has the
          power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Units. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

                      (e)        Not applicable.

                D.   Farallon Capital Institutional Partners III,
          L.P.

                      (a), (b)  The information set forth in Rows
          7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP III is incorporated herein by reference.

                      (c)     The trading dates, number of Units
          purchased or sold and the price per Unit for all purchases and sales of the Units in the past 60 days are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                      (d)     FPLLC as General Partner has the
          power to direct the affairs of FCIP III, including the disposition of the proceeds of the sale of the Units. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

                      (e)     Not applicable.

                E.    Tinicum Partners, L.P.

                      (a),(b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

                      (c) There have been no transaction in the Units in the last 60 days.

                      (d)   FPLLC as General Partner has the
          power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Units. Steyer is the senior managing member of FPLLC and
               PAGE

     Boilini, Cohen, Downes, Fairman, Fish, Fremder,
          Mellin, Millham and Moore are managing members of FPLLC.

                      (e)     Not applicable.

                F.    Farallon Capital Management, L.L.C.

                      (a),(b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

                      (c)     There have been no transactions in
          the Units in the last 60 days.

                      (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units held by the Managed Accounts. Steyer is the senior managing member of FCMLLC, and Boilini, Cohen, Downes, Fish, Fremder, Millham,
          Mellin, and Moore are managing members of FCMLLC.

                      (e)     Not applicable.

                G.    Farallon Partners, L.L.C.

                      (a),(b) The information set forth in rows 7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

                      (c)     None.

                      (d)     FPLLC as General Partner has the
          power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units. Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

                      (e)     Not applicable.

               H.     Enrique H. Boilini

                      (a),(b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

                      (c)     None.

               PAGE

                 (d)     FPLLC as General Partner has the
          power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of Units held by the Managed Accounts. Boilini is a managing member of FCMLLC and FPLLC.

                      (e)     Not applicable.


               I.     David I. Cohen

                      (a),(b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

                      (c)     None.

                      (d)     FPLLC as General Partner has the
          power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units held by the Managed Accounts. Cohen is a managing member of FCMLLC and FPLLC.

                      (e)     Not applicable.

               J.     Joseph F. Downes

                      (a),(b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

                      (c)     None.

                      (d)     FPLLC as General Partner has the
          power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

                      (e)     Not applicable.

               PAGE

           K.     Fleur E. Fairman

                      (a),(b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

                      (c)     None.

                      (d)     FPLLC as General Partner has the
          power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units. Fairman is a managing member of FPLLC.

                      (e)     Not applicable.

               L.     Jason M. Fish

                      (a),(b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

                      (c)     None.

                      (d)     FPLLC as General Partner has the
          power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of Units held by the Managed Accounts. Fish is a managing member of FCMLLC and FPLLC.

                      (e)     Not applicable.

               M.     Andrew B. Fremder

                      (a),(b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

                      (c)     None.

                      (d)     FPLLC as General Partner has the
          power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of Units held by the Managed Accounts. Fremder is a managing member of FCMLLC and FPLLC.


               PAGE

                 (e)     Not applicable.

                N.    William F. Mellin

                      (a),(b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

                      (c)     None.

                      (d)     FPLLC as General Partner has the
          power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units held by the Managed Accounts. Mellin is a managing member of FCMLLC and FPLLC.

                      (e)     Not applicable.

               O.     Stephen L. Millham

                      (a),(b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

                      (c)     None.

                      (d)     FPLLC as General Partner has the
          power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units held by the Managed Accounts. Millham is a managing member of FCMLLC and FPLLC.

                      (e)     Not applicable.

               P.     Meridee A. Moore

                      (a),(b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

                      (c)     None.

                 (d)     FPLLC as General Partner has the
          power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Units. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units held by the Managed Accounts. Moore is a managing member of FCMLLC and FPLLC.

                      (e)     Not applicable.

               Q.     Thomas F. Steyer

                      (a),(b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

                      (c)     None.

                      (d)     FPLLC as General Partner has the
          power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the
          Units.   FCMLLC, as an investment adviser, has the power
          to direct the disposition of the proceeds of the sale of the Units held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

                      (e)     Not applicable.

               The Units reported hereby for FCP, FCIP, FCIP II, FCIP III, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and
          Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Units. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Units other than the Units owned by the Managed Accounts. FCMLLC may be deemed to be the beneficial owner of all such Units owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Units.

          Item 7.  Materials to be Filed as Exhibits.

                There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                              SIGNATURES


                After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          Dated: April 18, 1997


                              /s/ Thomas F. Steyer
                              FARALLON PARTNERS, L.L.C.,
                              on its own behalf and as
                              General Partner of
                              FARALLON CAPITAL PARTNERS, L.P.,
                              FARALLON CAPITAL INSTITUTIONAL
                              PARTNERS, L.P., FARALLON
                              CAPITAL INSTITUTIONAL PARTNERS
                              II, L.P., FARALLON CAPITAL
                              INSTITUTIONAL PARTNERS III,
                              L.P., and TINICUM PARTNERS, L.P.
                              By Thomas F. Steyer,
                              Senior Managing Member



                              /s/ Thomas F. Steyer
                              FARALLON CAPITAL MANAGEMENT, L.L.C.
                              By Thomas F. Steyer,
                              Senior Managing Member


                              /s/ Thomas F. Steyer
                              Thomas F. Steyer,
                              individually and as
                              attorney-in-fact for each
                              of Enrique H. Boilini, David I.
                              Cohen, Joseph F. Downes,
                              Fleur E. Fairman, Jason M. Fish,
                              Andrew B. Fremder, William
                              F. Mellin, Stephen L.
                              Millham, and Meridee A. Moore.

                                                          ANNEX 1



               Set forth below with respect to FCMLLC and FPLLC is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below, with respect to each managing member of FCMLLC and FPLLC, is the following: (a) name;
          (b) business address; (c) principal occupation; and
          (d) citizenship.

          1.    (a)    Farallon Capital Management, L.L.C.
                (b)    One Maritime Plaza, Suite 1325
                       San Francisco, CA  94111
                (c)    Serves as investment adviser to various
                       managed accounts
                (d)    Delaware limited liability company
                (e)    Managing Members: Thomas F. Steyer, Se-
                       nior Managing Member; David I. Cohen,
                       Joseph H. Downes, Jason M. Fish, Andrew
                       B. Fremder, William F. Mellin, Stephen L.
                       Millham and Meridee A. Moore, Managing
                       Members.

          2.    (a)    Farallon Partners, L.L.C.
                (b)    c/o Farallon Capital Management, L.L.C.
                           One Maritime Plaza, Suite 1325
                           San Francisco, CA  94111
                (c)    Serves as general partner to investment
                       partnerships
                (d)    Delaware limited liability company
                (e)    Managing Members:  Thomas F. Steyer,
                        Senior Managing Member; Enrique H. Boilini,
                       David I. Cohen, Joseph H. Downes, Fleur E.
                       Fairman, Jason M. Fish, Andrew B. Fremder,
                       William F. Mellin, Stephen L. Millham and
                       Meridee A. Moore, Managing Members.

          3.    (a)    Enrique H. Boilini
                (b)    c/o Farallon Capital Management, L.L.C.
                           75 Holly Hill Lane
                           Greenwich, CT 06830
                (c)    Managing Member of Farallon
                       Partners,L.L.C.; Managing Member of
                       Farallon Capital Management, L.L.C.
                (d)    Argentinean Citizen

          4.    (a)    David I. Cohen
                (b)    c/o Farallon Capital Management, L.L.C.
                           One Maritime Plaza, Suite 1325
                           San Francisco, CA  94111
                (c)    Managing Member of Farallon
                       Partners,L.L.C.; Managing Member of
                       Farallon Capital Management, L.L.C.

               PAGE

           (d)    South African Citizen

          5.    (a)    Joseph F. Downes
                (b)    c/o Farallon Capital Management, L.L.C.
                           One Maritime Plaza, Suite 1325
                           San Francisco, CA  94111
                (c)    Managing Member of Farallon Partners,
                       L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
                (d)    United States Citizen

          6.    (a)    Fleur E. Fairman
                (b)    993 Park Avenue
                       New York, New York  10028
                (c)    Managing Member of Farallon Partners,
                       L.L.C.
                (d)    United States Citizen

          7.    (a)    Jason M. Fish
                (b)    c/o Farallon Capital Management, L.L.C.
                           One Maritime Plaza, Suite 1325
                           San Francisco, CA  94111
                (c)    Managing Member of Farallon Partners,
                       L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
                (d)    United States Citizen

          8.    (a)    Andrew B. Fremder
                (b)    c/o Farallon Capital Management, L.L.C.
                           One Maritime Plaza, Suite 1325
                           San Francisco, CA  94111
                (c)    Managing Member of Farallon
                       Partners,L.L.C.; Managing Member of
                       Farallon Capital Management, L.L.C.
                (d)    United States Citizen

          9.    (a)    William F. Mellin
                (b)    c/o Farallon Capital Management, L.L.C.
                           One Maritime Plaza, Suite 1325
                           San Francisco, CA  94111
                (c)    Managing Member of Farallon Partners,
                       L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
                (d)    United States Citizen

          10.    (a)    Stephen L. Millham
                 (b)    c/o Farallon Capital Management, L.L.C.
                           One Maritime Plaza, Suite 1325
                           San Francisco, CA  94111

               PAGE

           (c)    Managing Member of Farallon Partners,
                       L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
                (d)    United States Citizen

          11.   (a)    Meridee A. Moore
                (b)    c/o Farallon Capital Management, L.L.C.
                           One Maritime Plaza, Suite 1325
                           San Francisco, CA  94111
                (c)    Managing Member of Farallon Partners,
                       L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
                (d)     United States Citizen

          12.   (a)    Thomas F. Steyer
                (b)    c/o Farallon Capital Management, L.L.C.
                           One Maritime Plaza, Suite 1325
                           San Francisco, CA  94111
                (c)    Senior Managing Member of Farallon Part-
                       ners, L.L.C.; Senior Managing Member of
                       Farallon Capital Management, L.L.C.
                (d)    United States Citizen

               PAGE

                                    EXHIBIT  1
                                            to
                                      Schedule 13D

                          JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13D-(f)(1)

                The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amend-ments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

          Dated: April 18, 1997

                              /s/ Thomas F. Steyer
                              FARALLON PARTNERS, L.L.C.,
                              on its own behalf and as
                              General Partner of
                              FARALLON CAPITAL PARTNERS, L.P.,
                              FARALLON CAPITAL INSTITUTIONAL
                              PARTNERS, L.P., FARALLON CAPITAL
                              INSTITUTIONAL PARTNERS II, L.P.,
                              FARALLON CAPITAL INSTITUTIONAL
                              PARTNERS III, L.P., and
                              TINICUM PARTNERS, L.P.
                              By Thomas F. Steyer,
                              Senior Managing Member


                              /s/ Thomas F. Steyer
                              FARALLON CAPITAL MANAGEMENT, L.L.C.
                              By Thomas F. Steyer,
                              Senior Managing Member


                              /s/ Thomas F. Steyer
                             Thomas F. Steyer,
                              individually and as attorney-in-fact
                             for each of Enrique H. Boilini, David
                             I. Cohen, Joseph F. Downes, Fleur E.
                             Fairman, Jason M. Fish, Andrew B.
                             Fremder, William F. Mellin, Stephen
                             L. Millham, and Meridee A. Moore.

                             SCHEDULE A


                         FARALLON CAPITAL PARTNERS, L.P.



                                 NO. OF UNITS           PRICE
                TRADE DATE         PURCHASED          PER UNIT
                                                    (including
                                                     commission)


                04/11/97             6,000            $4.16

                04/15/97             2,900            $4.17

               PAGE

                             SCHEDULE B


                     FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.



                                 NO. OF UNITS           PRICE
                TRADE DATE         PURCHASED          PER UNIT
                                                    (including
                                                     commission)


                04/11/97            4,000               $4.16



               PAGE

                                  SCHEDULE C


                   FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.



                                 NO. OF UNITS          PRICE
                TRADE DATE         PURCHASED           PER UNIT
                                                         (including
                                                       commission)


                04/10/97              30,000            $4.16

                04/11/97              13,100            $4.15